Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2021 and March 31, 2022. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 1, 2022. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of changes to our cash distributions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

●	fluctuations in charter hire rates, vessel utilization and vessel values;

●	our ability to secure new multi-year charters at economically attractive rates;

●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

●	changes in our operating expenses, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;

●	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

●	fluctuations in exchange rates, especially the U.S. dollar and Euro;

●	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;

●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

●	changes in the ownership of our charterers;

●	our customers’ performance of their obligations under our time charters and other contracts;

●	our future operating performance, financial condition, liquidity and cash available for distributions;

●	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;

●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

●	risks inherent in ship operation, including the discharge of pollutants;

●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

●	potential liability from future litigation; and

●	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Cash Distribution

On April 27, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2022. The cash distribution is payable on May 12, 2022 to all unitholders of record as of May 9, 2022. The aggregate amount of the declared distribution will be $0.5 million based on the number of units issued and outstanding as of March 31, 2022.

Overview

Since our initial public offering (“IPO”) in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation, growing our fleet from three vessels at the time of our IPO to 15 today (including one vessel sold and leased back under a bareboat charter). We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength for 2022, in order to lower our cash break-evens, reduce our cost of capital and further enhance the Partnership’s competitive positioning.

As of March 31, 2022, our owned and bareboat fleet consisted of ten vessels with tri-fuel diesel electric (“TFDE”) propulsion and five steam turbine propulsion (“Steam”) vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights could provide us with built-in growth opportunities, subject to certain conditions described below. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire any additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	Solaris	2014	155,000	Spot Market	TFDE	—	—
2	Methane Heather Sally	2007	145,000	Cheniere (1)	Steam	June 2022	—
3	GasLog Seattle	2013	155,000	TotalEnergies (2)	TFDE	June 2022	—
4	Methane Shirley Elisabeth	2007	145,000	JOVO (3)	Steam	August 2022	—
5	Methane Rita Andrea	2006	145,000	Gunvor (4)	Steam	September 2022	—
6	GasLog Santiago	2013	155,000	Trafigura (5)	TFDE	December 2022	2023–2028 (5)
7	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024–2025 (6)
8	GasLog Sydney	2013	155,000	TotalEnergies	TFDE	June 2022	—
				Naturgy (7)		May 2023	—
9	GasLog Geneva	2016	174,000	Shell (8)	TFDE	September 2023	2028–2031 (8)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (9)	Steam	October 2023	2024–2025 (9)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (8)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (10)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (11)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (11)

(1)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”).
(2)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”).

(3)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).
(4)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).
(5)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(6)	Charterers may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(7)	After expiration of its current time charter with TotalEnergies, the vessel will commence its charter with Naturgy Aprovisionamentos S.A. (“Naturgy”).
(8)	The vessel is chartered to a wholly owned subsidiary of Shell plc (“Shell”). Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(9)	The vessel is chartered to CNTIC Vpower Energy Ltd. (“CNTIC Vpower”), an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(10)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(11)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Bareboat Vessel

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1 GasLog Shanghai (1)	2013	155,000	Gunvor	TFDE	November 2022	—

(1)	In October 2021, the vessel was sold and leased back from China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for a period of five years, with no repurchase option or obligation.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership.

Three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2022

(in thousands of U.S. dollars)

	March 31, 2021	March 31, 2022	Change
Revenues	87,088	85,459	(1,629)
Voyage expenses and commissions	(2,079)	(1,461)	618
Vessel operating costs	(17,807)	(18,574)	(767)
Depreciation	(20,686)	(21,987)	(1,301)
General and administrative expenses	(3,071)	(4,691)	(1,620)
Profit from operations	43,445	38,746	(4,699)
Financial costs	(9,416)	(8,781)	635
Financial income	12	39	27
Gain on derivatives	1,319	4,977	3,658
Profit for the period	35,360	34,981	(379)

For the three-month period ended March 31, 2021, we had an average of 15.0 vessels operating in our owned fleet having 1,336 available days, while during the three-month period ended March 31, 2022, we had an average of 15.0 vessels operating in our owned fleet having 1,350 available days. The increase in available days is due to the scheduled dry-docking of one of our vessels in the first quarter of 2021.

Revenues: Revenues decreased by $1.6 million, or 1.8%, from $87.1 million for the three-month period ended March 31, 2021, to $85.5 million for the same period in 2022. The decrease is mainly attributable to a net decrease in revenues from our vessels operating in the spot market in the first quarter of 2022 for an additional 112 days, due to the lower average headline rates earned by our spot fleet in 2022 compared to the same period in 2021, as the premium winter spot market ended much earlier this year. The average daily hire rate decreased from $66,429 for the three-month period ended March 31, 2021, to $63,681 for the three-month period ended March 31, 2022.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by $0.6 million, or 28.6%, from $2.1 million for the three-month period ended March 31, 2021, to $1.5 million for the same period in 2022. The decrease in voyage expenses and commissions is attributable to a decrease in bunker consumption costs due to the increased utilization of our vessels operating in the spot market in the first three months of 2022, as compared to the same period in 2021.

Vessel Operating Costs: Vessel operating costs increased by $0.8 million, or 4.5%, from $17.8 million for the three-month period ended March 31, 2021, to $18.6 million for the same period in 2022. The increase in vessel operating costs is mainly attributable to an increase of $1.4 million in crew costs, largely related to additional costs in 2022 following our COVID-19 enhanced protocols in relation to crew extension bonuses to support our seafarers, travelling and extended quarantine days for seafarers prior to embarkation. This increase was partially offset by a decrease of $0.4 million in vessel management fees in connection with the decrease of the annual fee payable to our manager (approximately $0.1 million per vessel per year). As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) increased from $14,132 per day for the three-month period ended March 31, 2021, to $14,741 per day for the three-month period ended March 31, 2022.

General and Administrative Expenses: General and administrative expenses increased by $1.6 million, or 51.6%, from $3.1 million for the three-month period ended March 31, 2021, to $4.7 million for the same period in 2022. The increase in general and administrative expenses is mainly attributable to an aggregate increase of $1.0 million in administrative services fees for our fleet in connection with the increased annual fee per vessel payable to GasLog in 2021 by approximately $0.3 million per vessel per year, and an increase in legal and other professional fees of $0.4 million. As a result, daily general and administrative expenses increased from $2,275 per vessel ownership day for the three-month period ended March 31, 2021, to $3,472 per vessel ownership day for the three-month period ended March 31, 2022.

Financial Costs: Financial costs decreased by $0.6 million, or 6.4%, from $9.4 million for the three-month period ended March 31, 2021, to $8.8 million for the same period in 2022. The decrease in financial costs is attributable to a decrease of $1.0 million in interest expense on loans, primarily due to the lower debt balances year-over-year, partially offset by an increase of $0.4 million in interest expense on leases, pursuant to the sale and leaseback of the GasLog Shanghai in October 2021. During the three-month period ended March 31, 2021, we had an average of $1,287.8 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.4%, compared to an average of $1,083.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.5% during the three-month period ended March 31, 2022.

Gain on Derivatives: Gain on derivatives increased by $3.7 million, from $1.3 million for the three-month period ended March 31, 2021, to $5.0 million for the same period in 2022. The increase is attributable to a $3.2 million increase in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve, and a decrease of $0.5 million in realized loss on derivatives held for trading.

Profit for the Period: Profit for the period decreased by $0.4 million, from $35.4 million for the three-month period ended March 31, 2021, to $35.0 million for the same period in 2022, as a result of the aforementioned factors.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of any additional vessels or other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt, lease and equity financings, if any. In addition to paying distributions and potentially repurchasing common and preference units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

In the three months ended March 31, 2022, under the Partnership’s preference unit repurchase programme established in March 2021, GasLog Partners repurchased and cancelled 7,838 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 172,590 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 213,335 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), for an aggregate amount of $10.0 million, including commissions.

The Partnership did not issue any common units during the first quarter of 2022 under the ATM Common Equity Offering Programme.

As of March 31, 2022, we had $135.9 million of cash and cash equivalents, out of which $33.5 million was held in current accounts and $102.4 million was held in time deposits with an original duration of less than three months.

As of March 31, 2022, we had an aggregate of $1,052.4 million of borrowings outstanding under our credit facilities, of which $99.4 million was repayable within one year, and an aggregate of $53.4 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, of which $10.4 million was payable within one year.

The Partnership has in place six interest rate swap agreements at a notional value of $343.3 million in aggregate, maturing between 2022 and 2025. As a result of its hedging agreements, the Partnership has hedged 32.2% of its floating interest rate exposure on its outstanding debt (excluding the lease liability) as of March 31, 2022, at a weighted average interest rate of approximately 2.4% (excluding margin).

Working Capital Position

As of March 31, 2022, our current assets totaled $153.8 million and current liabilities totaled $169.1 million, resulting in a negative working capital position of $15.3 million. Current liabilities include $24.2 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2022, as the services are rendered).

We believe that our current resources, cash from operations and existing debt facilities will be sufficient to meet our working capital requirements and comply with our banking covenants for at least twelve months from the date of this report.

Cash Flows

Three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2022

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Three months ended
	March 31, 2021	March 31, 2022	Change
Net cash provided by operating activities	55,426	58,623	3,197
Net cash used in investing activities	(5,673)	(955)	4,718
Net cash used in financing activities	(58,395)	(67,265)	(8,870)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $3.2 million, from $55.4 million in the three-month period ended March 31, 2021, to $58.6 million in the three-month period ended March 31, 2022. The increase of $3.2 million is attributable to a $6.4 million movement in working capital accounts (primarily affected by an increase of $5.3 million from movements of balances with related parties), partially offset by a decrease in revenues of $1.6 million and an increase in general and administrative expenses of $1.6 million.

Net Cash used in Investing Activities:

Net cash used in investing activities decreased by $4.7 million, from $5.7 million in the three-month period ended March 31, 2021, to $1.0 million in the three-month period ended March 31, 2022. The decrease of $4.7 million is attributable to a decrease of cash used in payments for tangible fixed assets of $4.7 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $8.9 million, from $58.4 million in the three-month period ended March 31, 2021, to $67.3 million in the three-month period ended March 31, 2022. The increase of $8.9 million is attributable to an increase of $10.0 million in cash used for repurchases of preference units and an increase of $2.4 million in lease payments (principal elements), partially offset by a decrease of $1.9 million in interest paid and a decrease of $1.6 million in bank loan repayments.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization for the periods ending December 31, 2022 and 2023:

(in millions of U.S. dollars, except days and percentages)	April – December 2022	2023
Contracted time charter revenues(1)(2)(3)(4)	$201.8	$163.2
Total contracted days(1)(2)	3,274	2,168
Total available days(5)	4,125	5,355
Total unfixed days(6)	851	3,187
Percentage of total contracted days/ total available days	79.4%	40.5%

(1)	Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of March 31, 2022 and through December 31, 2023 (including one vessel sold and leased back under a bareboat charter in October 2021). Contracted days are calculated taking into account the firm period charter expiration and expected market conditions as of March 31, 2022.
(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.
(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.
(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.
(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.
(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of March 31, 2022 and through December 31, 2023 (including one vessel sold and leased back under a bareboat charter in October 2021). The table reflects only our contracted charter revenues for the ships in our owned and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 1, 2022. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and March 31, 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2021	March 31, 2022
Assets
Non-current assets
Other non-current assets		44	95
Tangible fixed assets	4	1,888,583	1,871,260
Right-of-use assets	5	81,996	77,773
Total non-current assets		1,970,623	1,949,128
Current assets
Trade and other receivables		11,156	12,585
Inventories		2,991	3,276
Prepayments and other current assets		1,433	2,023
Cash and cash equivalents		145,530	135,933
Total current assets		161,110	153,817
Total assets		2,131,733	2,102,945
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and March 31, 2022)	6	579,447	606,519
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and March 31, 2022)	6	10,717	11,287
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,742,162 Series A Preference Units, 3,962,981 Series B Preference Units and 3,517,116 Series C Preference Units issued and outstanding as of March 31, 2022)	6	329,334	319,292
Total partners’ equity		919,498	937,098
Current liabilities
Trade accounts payable		9,547	11,283
Due to related parties	3	952	1,225
Derivative financial instruments—current portion	12	5,184	2,159
Other payables and accruals	8	50,171	44,598
Borrowings—current portion	7	99,307	99,386
Lease liabilities—current portion		10,342	10,406
Total current liabilities		175,503	169,057
Non-current liabilities
Derivative financial instruments—non-current portion	12	4,061	263
Borrowings—non-current portion	7	986,451	952,979
Lease liabilities—non-current portion		45,556	42,986
Other non-current liabilities		664	562
Total non-current liabilities		1,036,732	996,790
Total partners’ equity and liabilities		2,131,733	2,102,945

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three months ended March 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended
	Note	March 31, 2021	March 31, 2022

Revenues	9	87,088	85,459
Voyage expenses and commissions		(2,079)	(1,461)
Vessel operating costs	11	(17,807)	(18,574)
Depreciation	4, 5	(20,686)	(21,987)
General and administrative expenses	10	(3,071)	(4,691)
Profit from operations		43,445	38,746
Financial costs	13	(9,416)	(8,781)
Financial income		12	39
Gain on derivatives	13	1,319	4,977
Total other expenses, net		(8,085)	(3,765)
Profit and total comprehensive income for the period		35,360	34,981

Earnings per unit, basic and diluted:	14
Common unit, basic		0.57	0.53
Common unit, diluted		0.55	0.52
General partner unit		0.57	0.53

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the three months ended March 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Preference unitholders		Total Partners’
	Units	Amounts	Units	Amounts	Units	Units	Amounts	equity

Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	14,350,000	347,889	953,818
Distributions declared	—	(10)	—	(475)	—	—	(7,582)	(8,067)
Share-based compensation, net of accrued distribution	—	2	—	70	—	—	—	72
Partnership’s profit and total comprehensive income (Note 14)	—	584	—	27,194	—	—	7,582	35,360
Balance as of March 31, 2021	1,021,336	11,604	47,517,824	621,690	2,075,000	14,350,000	347,889	981,183

Balance as of January 1, 2022	1,077,494	10,717	51,137,201	579,447	1,660,000	13,616,022	329,334	919,498
Repurchases of preference units (Note 6)	—	(2)	—	(80)	—	(393,763)	(9,920)	(10,002)
Distributions declared (Note 6)	—	(11)	—	(511)	—	—	(7,112)	(7,634)
Share-based compensation, net of accrued distribution	—	5	—	250	—	—	—	255
Partnership’s profit and total comprehensive income (Note 14)	—	578	—	27,413	—	—	6,990	34,981
Balance as of March 31, 2022	1,077,494	11,287	51,137,201	606,519	1,660,000	13,222,259	319,292	937,098

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2021	March 31, 2022

Cash flows from operating activities:
Profit for the period		35,360	34,981
Adjustments for:
Depreciation	4, 5	20,686	21,987
Financial costs	13	9,416	8,781
Financial income		(12)	(39)
Gain on derivatives	13	(1,319)	(4,977)
Share-based compensation	10	73	260
		64,204	60,993
Movements in working capital		(8,778)	(2,370)
Net cash provided by operating activities		55,426	58,623
Cash flows from investing activities:
Payments for tangible fixed assets additions		(5,685)	(971)
Financial income received		12	16
Net cash used in investing activities		(5,673)	(955)
Cash flows from financing activities:
Borrowings repayments	7	(36,017)	(34,472)
Principal elements of lease payments	5	(123)	(2,551)
Interest paid		(14,468)	(12,586)
Release of cash collateral for interest rate swaps		280	—
Repurchases of preference units	6	—	(10,002)
Payment of offering costs		—	(20)
Distributions paid (including common and preference)	6	(8,067)	(7,634)
Net cash used in financing activities		(58,395)	(67,265)
Decrease in cash and cash equivalents		(8,642)	(9,597)
Cash and cash equivalents, beginning of the period		103,736	145,530
Cash and cash equivalents, end of the period		95,094	135,933

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		9,617	6,686
Financing costs included in liabilities at the end of the period		136	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of March 31, 2022, the Partnership wholly owned 14 LNG vessels and operated one LNG vessel leased back under a bareboat charter.

As of March 31, 2022, GasLog held a 33.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the three months ended March 31, 2022.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2021, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 1, 2022.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2021. On April 28, 2022, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2021 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of March 31, 2022, the Partnership’s current assets totaled $153,817 while current liabilities totaled $169,057, resulting in a negative working capital position of $15,240. Current liabilities include an amount of $24,156 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2022 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Management anticipates that the Partnership’s primary sources of funds for at least twelve months from the date of this report will be available cash and cash from operations. Management believes that these anticipated sources of funds, as well as its ability to access the debt or equity capital markets if needed, will be sufficient for the Partnership to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond the Partnership’s control.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current period which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Related Party Transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due to related parties
	December 31, 2021	March 31, 2022
Due to GasLog LNG Services (a)	131	1,100
Due to GasLog (b)	821	125
Total	952	1,225

(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

(b)	The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 7 “Borrowings”. As of December 31, 2021, the amount outstanding under the Sponsor Credit Facility was nil. The Sponsor Credit Facility matured in March 2022.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 14 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three months ended March 31, 2021 and 2022:

			For the three months ended
Company	Details	Account	March 31, 2021	March 31, 2022
GasLog LNG Services	Commercial management fees(i)	General and administrative expenses	1,350	1,065
GasLog	Administrative services fees(ii)	General and administrative expenses	1,177	2,171
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,932	1,575
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	10	5
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	75	68
GasLog	Realized loss on interest rate swaps held for trading (Note 13)	Gain on derivatives	1,319	869

(i)	Effective January 1, 2022, the annual commercial management fee changed from $360 for each vessel to a fixed commission of 1.25% on the annual gross charter revenues of each vessel.

(ii)	Effective January 1, 2022, the annual administrative services fee was changed to $579 per vessel, from $314 effective since January 1, 2021.

(iii)	Effective January 1, 2022, the management fee was changed to $37.5 per vessel per month (from $46 per vessel per month).

4. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2022	2,681,095	4,089	2,685,184
Additions	371	25	396
As of March 31, 2022	2,681,466	4,114	2,685,580

Accumulated depreciation
As of January 1, 2022	796,601	—	796,601
Depreciation expense	17,719	—	17,719
As of March 31, 2022	814,320	—	814,320

Net book value
As of December 31, 2021	1,884,494	4,089	1,888,583
As of March 31, 2022	1,867,146	4,114	1,871,260

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

As of March 31, 2022, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

5. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessel	Vessels’ Equipment	Total
As of January 1, 2022	81,651	345	81,996
Additions	—	45	45
Depreciation expense	(4,178)	(90)	(4,268)
As of March 31, 2022	77,473	300	77,773

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2022	55,898
Additions	45
Interest expense on leases (Note 13)	411
Payments	(2,962)
As of March 31, 2022	53,392
Lease liabilities—current portion	10,406
Lease liabilities—non-current portion	42,986
Total	53,392

6. Partners’ Equity

The Partnership’s cash distributions for the three months ended March 31, 2022 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 26, 2022	Common	$0.01	February 9, 2022	522
February 25, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2022	7,112
			Total	$7,634

In the three months ended March 31, 2022, under the Partnership’s preference unit repurchase programme established in March 2021 and covering the period March 11, 2021 to March 31, 2023, GasLog Partners repurchased and cancelled 7,838 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 172,590 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 213,335 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”). The aggregate amount paid during the period for repurchases of preference units was $10,002, including commissions.

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 Restricted Common Units (“RCUs”) and 14,062 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”) (Note 16).

7. Borrowings

	December 31, 2021	March 31, 2022
Amounts due within one year	103,493	103,493
Less: unamortized deferred loan issuance costs	(4,186)	(4,107)
Borrowings – current portion	99,307	99,386
Amounts due after one year	996,242	961,770
Less: unamortized deferred loan issuance costs	(9,791)	(8,791)
Borrowings – non-current portion	986,451	952,979
Total	1,085,758	1,052,365

The main terms of the credit facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 7 “Borrowings”.

In the three months ended March 31, 2022, the Partnership repaid $34,472 in accordance with the repayment terms under its credit facilities.

GasLog Partners was in compliance with its financial covenants as of March 31, 2022.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2021	March 31, 2022
Unearned revenue	28,325	24,156
Accrued off-hire	1,768	2,304
Accrued purchases	3,273	2,589
Accrued interest	9,180	6,142
Other accruals	7,625	9,407
Total	50,171	44,598

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended
	March 31, 2021	March 31, 2022
Revenues from long-term time charters	50,034	45,352
Revenues from spot time charters	37,054	40,107
Total	87,088	85,459

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2021	March 31, 2022
Administrative services fees (Note 3)	1,177	2,171
Commercial management fees (Note 3)	1,350	1,065
Share-based compensation	73	260
Other expenses	471	1,195
Total	3,071	4,691

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended
	March 31, 2021	March 31, 2022
Crew costs	8,972	10,350
Technical maintenance expenses	4,366	4,044
Other operating expenses	4,469	4,180
Total	17,807	18,574

12. Derivative Financial Instruments

The fair value of the Partnership’s derivative liabilities is as follows:

	December 31, 2021	March 31, 2022
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,245	2,422
Total	9,245	2,422
Derivative financial instruments, current liability	5,184	2,159
Derivative financial instruments, non-current liability	4,061	263
Total	9,245	2,422

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to economically hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 18 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of March 31, 2022. The change in the fair value of the interest rate swaps for the three months ended March 31, 2022 amounted to a gain of $6,823 ($3,607 for the three months ended March 31, 2021), which was recognized in profit or loss in the period incurred and is included in Gain on derivatives. During the three months ended March 31, 2022, the gain of $6,823 (Note 13), was mainly attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

13. Financial Costs and Gain on Derivatives

An analysis of financial costs is as follows:

	For the three months ended
	March 31, 2021	March 31, 2022
Amortization of deferred loan issuance costs	1,224	1,079
Interest expense on loans	7,883	6,905
Interest expense on leases	5	411
Commitment fees	75	68
Other financial costs including bank commissions	229	318
Total financial costs	9,416	8,781

An analysis of gain on derivatives is as follows:

	For the three months ended
	March 31, 2021	March 31, 2022
Unrealized gain on interest rate swaps held for trading (Note 12)	(3,607)	(6,823)
Realized loss on interest rate swaps held for trading	2,288	1,846
Total gain on derivatives	(1,319)	(4,977)

14. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions and adding/ deducting any difference of the carrying amount of preference units above/below the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period and Partnership’s profit	35,360	34,981
Adjustment for:
Accrued preference unit distributions	(7,582)	(6,990)
Differences on repurchase of preference units	—	(82)
Partnership’s profit attributable to:	27,778	27,909
Common unitholders	27,194	27,333
General partner	584	576
Weighted average number of units outstanding (basic)
Common units	47,517,824	51,137,201
General partner units	1,021,336	1,077,494
Earnings per unit (basic)
Common unitholders	0.57	0.53
General partner	0.57	0.53
Weighted average number of units outstanding (diluted)
Common units*	49,687,334	53,064,141
General partner units	1,021,336	1,077,494
Earnings per unit (diluted)
Common unitholders	0.55	0.52
General partner	0.57	0.53

*	Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first and second tranche of 415,000 Class B units on July 1, 2020 and 2021, respectively, the remaining 1,660,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in four tranches of 415,000 units per annum on July 1 of 2022, 2023, 2024 and 2025.

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 5) as of March 31, 2022, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2022
Not later than one year	195,268
Later than one year and not later than two years	107,721
Later than two years and not later than three years	51,707
Later than three years and not later than four years	51,636
Later than four years and not later than five years	6,443
Total	$412,775

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of March 31, 2022, ballast water management systems had been installed on seven out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 RCUs and 14,062 PCUs under its 2015 Plan.

On April 1, 2022 and April 4, 2022, GasLog Partners repurchased and cancelled 3,600 Series B Preference Units and 653 Series C Preference Units under its preference unit repurchase programme.

On April 27, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2022. The cash distribution is payable on May 12, 2022 to all unitholders of record as of May 9, 2022. The aggregate amount of the declared distribution will be $522 based on the number of units issued and outstanding as of March 31, 2022.